Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

MEDICURE INC.

Three months ended August 31, 2008
(Unaudited)

Prepared by Management without review by the Company’s auditor.

MEDICURE INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	August 31,	May 31,
	2008	2008

Assets

Current assets:
Cash and cash equivalents	$6,892,682	$11,904,930
Accounts receivable	1,196,188	884,343
Inventories	762,831	316,359
Research advance (note 8)	200,000	200,000
Prepaid expenses	1,111,914	1,097,104
	10,163,615	14,402,736

Property and equipment (note 4)	122,115	132,887

Restricted cash (note 3)	12,744,000	11,916,000

Intangible assets (note 5)	8,214,956	8,353,610

	$31,244,686	$34,805,233

Liabilities and Shareholders' Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$4,033,555	$7,174,474
Current portion of long-term debt (note 6)	2,124,000	1,986,000
	6,157,555	9,160,474

Long-term debt (note 6)	34,641,274	32,200,919

Shareholders’ deficiency:
Capital stock (note 7)	116,014,623	116,014,623
Warrants	9,094,635	9,094,635
Contributed surplus	3,578,673	3,568,055
Deficit	(138,242,074)	(135,233,473)
	(9,554,143)	(6,556,160)

Nature of operations and going concern assumption (note 1)
Commitments and contingencies (note 8)

	$31,244,686	$34,805,233

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "Dr. A.D. Friesen"	Director	Signed "Mr. Kishore Kapoor"	Director

MEDICURE INC.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

For the three months ended

	August 31,	August 31,
	2008	2007

Revenue:
Product sales, net	$1,170,859	$478,739

Expenses:
Cost of goods sold, excluding amortization	67,820	36,758
Selling, general and administrative	1,911,223	3,223,590
Research and development (note 8)	(511,459)	11,237,618
Amortization	237,399	801,984
	1,704,983	15,299,950

Loss before the undernoted	(534,124)	(14,821,211)

Other expenses (income):
Interest and other	(104,066)	(306,244)
Interest expense	1,121,894	538,147
Foreign exchange loss, net	1,456,649	29,435
	2,474,477	261,338

Loss and comprehensive loss	$(3,008,601)	$(15,082,549)

Basic and diluted loss per share	$(0.02)	$(0.13)

Weighted average number of common shares used in
computing basic and diluted loss per share	130,307,552	116,379,726

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Shareholders’ Equity (Deficiency)
(Expressed in Canadian dollars)
(Unaudited)

For the three months ended

	August 31,	August 31,
	2008	2007
		Restated
		(note 2(c))

Capital stock:
Balance, beginning of period	$116,014,623	$109,102,397
Adoption of financial instrument standards (note 2(c))	–	(6,425,336)
Exercise of options for cash	–	90,241

Balance, end of period	116,014,623	102,767,302

Warrants:
Balance, beginning of period	9,094,635	–
Adoption of financial instrument standards (note 2(c))	–	6,425,336

Balance, end of period	9,094,635	6,425,336

Contributed surplus:
Balance, beginning of period	3,568,055	3,035,024
Stock-based compensation	10,618	136,352
Options exercised - transferred to capital stock	–	(30,241)
Balance, end of period	3,578,673	3,141,135

Deficit:
Balance, beginning of period	(135,233,473)	(77,830,952)
Loss and comprehensive loss for the period	(3,008,601)	(15,082,549)
Balance, end of period	(138,242,074)	(92,913,501)

Shareholders’ equity (deficiency)	$(9,554,143)	$19,420,272

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

For the three months ended

	August 31,	August 31,
	2008	2007

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,008,601)	$(15,082,549)
Adjustments for:
Amortization of property and equipment	12,338	19,397
Amortization of intangible assets	225,061	782,587
Amortization of deferred debt issue expenses	81,200	61,623
Stock-based compensation	10,618	136,352
Unrealized foreign exchange loss (gain)	1,669,155	(202,272)
Change in the following:
Accounts receivable	(311,845)	1,261,983
Inventories	(446,472)	37,155
Prepaid expenses	(14,810)	(219,136)
Accounts payable and accrued liabilities	(3,140,919)	1,946,998
	(4,924,275)	(11,257,862)

Investing activities:
Acquisition of property and equipment	(1,566)	(4,562)
Acquisition of intangible assets	(86,407)	(229,800)
	(87,973)	(234,362)

Financing activities:
Issuance of common shares and warrants,
net of share issue costs	–	60,000
Repayments of long-term debt	–	(1,530,912)
	–	(1,470,912)

Decrease in cash and cash equivalents	(5,012,248)	(12,963,136)

Cash and cash equivalents, beginning of period	11,904,930	31,770,320

Cash and cash equivalents, end of period	$6,892,682	$18,807,184

Supplementary information:
Cash transactions:
Interest paid	$1,411,416	$500,825
Interest received	26,001	292,193

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

1.	Nature of operations and going concern assumption:

Medicure Inc. (the Company) is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company has the U.S. rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company’s primary research and development focus is on the clinical development of new chronic medical applications of MC-1. The Company is also looking to generate shareholder value from its library of small-molecule antithrombotics and acute applications of MC-1.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2008, except as disclosed in note 2. These unaudited interim consolidated financial statements do not include all note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the May 31, 2008 audited financial statements.

The current period’s financial statements include the operations of the Company for the three month period ended August 31, 2008. The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three month period ended August 31, 2008 are not necessarily indicative of the results to be expected for the full year.

These interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

1.	Nature of operations and going concern assumption (continued):

The Company has sustained losses since its formation and has accumulated a deficit of $138,242,074 as at August 31, 2008. In March 2008, the Company announced a corporate restructuring which included a significant reduction in number of staff and in resources allocated to certain programs. Although the company has been successful in reducing its ongoing cash requirements, based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt and commitments beyond the end of the 2009 fiscal year without additional sources of cash and/or deferral, or a further reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding, increase operating revenue and further reduce operating expenses. The company is also exploring additional strategic alternatives as they present themselves. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Significant accounting policies:

a) Significant accounting policies

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended May 31, 2008, except for the following accounting policies adopted by the Company.

The following Handbook Sections, released by the Canadian Institute of Chartered Accountants were adopted prospectively by the Company on June 1, 2008:

Section 1535, Capital Disclosures (Section 1535), requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to this section are contained in note 11 to the unaudited interim consolidated financial statements.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

2.	Significant accounting policies (continued):

Section 3862, Financial Instruments - Disclosure (Section 3862) and Section 3863, Financial Statements - Presentation (Section 3863) replace Section 3861, Financial Statements - Disclosure and Presentation, revising and enhancing disclosure requirements. Section 3863 carries forward presentation related requirements of Section 3861. Disclosure requirements pertaining to these sections are contained in note 10 to the unaudited interim consolidated financial statements.

Section 3031, Inventories (Section 3031), supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of fixed production overheads based on normal capacity, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. The adoption of this section did not have a material impact on the Company’s financial statements.

Section 1400, General Standards of Financial Statement Presentation (Section 1400) was amended to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. Disclosure requirements pertaining to this section are contained in note 1 to the unaudited interim consolidated financial statements.

b) Future accounting changes

The following accounting standards were issued recently by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements:

(i)

In February 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IRFS") will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. The Company will adopt IFS effective June 1, 2011 and has not yet assessed the future impact of these new accounting standards on its consolidated financial statements.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

2.	Significant accounting policies (continued):

(ii)

Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Standards concerning goodwill are unchanged from previous standards.

c)	Standards adopted prior year

On June 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income (Section 1530), CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement (Section 3855), CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation (Section 3861), CICA Handbook Section 3865, Hedges (Section 3865), and CICA Handbook Section 3251, Equity (Section 3251). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Upon adoption of these new standards, the Company reallocated $6,425,336 for warrants issued in prior fiscal years from common shares based on their fair values under the Black- Scholes model.

3.	Restricted cash:

As at August 31, 2008, the Company has $12,744,000 (US$12,000,000) (May 31, 2008 – $11,916,000) in restricted cash, which is cash on deposit to secure the Merrill Lynch Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility (note 6). The term loan facility matures on February 1, 2010.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

4.	Property and equipment:

		Accumulated	Net book
August 31, 2008	Cost	amortization	value

Computer equipment	$151,951	$140,929	$11,022
Furniture, fixtures and equipment	186,076	74,983	111,093
Leasehold improvements	20,671	20,671	–

	$358,698	$236,583	$122,115

		Accumulated	Net book
May 31, 2008	Cost	amortization	value

Computer equipment	$151,565	$137,827	$13,738
Furniture, fixtures and equipment	184,896	65,747	119,149
Leasehold improvements	20,671	20,671	–

	$357,132	$224,245	$132,887

5.	Intangible assets:

	Cost, net of	Accumulated	Net book
August 31, 2008	impairment	amortization	value

Patents	$11,350,300	$4,213,692	$7,136,608
Trademark	1,534,440	617,845	916,595
Customer list	270,784	109,031	161,753

	$13,155,524	$4,940,568	$8,214,956

	Cost, net of	Accumulated	Net book
May 31, 2008	impairment	amortization	value

Patents	$11,263,893	$4,021,700	$7,242,193
Trademark	1,534,440	589,736	944,704
Customer list	270,784	104,071	166,713

	$13,069,117	$4,715,507	$8,353,610

As described in note 6, certain intangible assets are pledged as security against long-term debt.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

6.	Long-term debt:

	August 31,	May 31,
	2008	2008

Birmingham long-term debt (a)	$24,177,381	$22,460,084
Merrill Lynch Business Financial Services Inc. (formerly
Merrill Lynch Capital Canada Inc.) term loan facility (b)	12,587,893	11,726,835
	36,765,274	34,186,919

Current portion of long-term debt (b)(ii)	(2,124,000)	(1,986,000)

	$34,641,274	$32,200,919

Principal repayments to maturity by fiscal year are as follows:

2009	$2,124,000
2010	10,620,000
2011	-
2012	882,196
2013	1,843,447
Thereafter	23,824,357
39,294,000
Less deferred debt issue expenses (net of accumulated
amortization of $619,758)	(2,528,726)

$36,765,274

(a)

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

6.	Long-term debt (continued):

As disclosed in note 7(d), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at $809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders’ equity. The Company recorded a long-term debt liability of $24,213,256, representing the residual value of the proceeds received under the debt agreement. The Company also incurred debt issuance costs of $1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT to MC-1 within six months after MC-1’s commercialization, if achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham’s participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT and MC-1 products), all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855 - Financial Instruments - Recognition and Measurement. As of August 31, 2008, the estimated fair value of the termination options is nil.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

6.	Long-term debt (continued):

(b)

In August 2006, the Company obtained a term loan facility maturing February 1, 2010, from Merrill Lynch Business Financial Services Inc. (Merrill) (formerly Merrill Lynch Capital Canada Inc.), Silicon Valley Bank and Oxford Finance Corporation. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum.

In conjunction with the Birmingham debt financing transaction described above, the Company agreed to amendments to certain of the covenants provided for in the credit agreement under which:

		(i)	the Company maintains a deposit of US$12 million in a cash collateral account held by Merrill, for the benefit of Merrill and the lenders (note 3).

(ii)

the Company is not required to make any principal repayments on the term loan before maturity, except that the term loan lenders at their option, can require the Company to immediately repay US$2.0 million after September 17, 2008.

The term loan facility is secured by a subordinate security interest to Birmingham in the intellectual property rights of and related commercialization proceeds receivable by the Company in AGGRASTAT and MC-1, the shares of Medicure Pharma Inc. and Medicure International Inc., and a first security interest in all remaining financial, physical, and intangible assets of the Company and its subsidiaries.

7.	Capital stock:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

7.	Capital stock (continued):

(b)	Shares issued and outstanding are as follows:

	Number of shares	$

Common shares:

Balance at May 31, 2008	130,307,552	116,014,623
	–	–
Balance at August 31, 2008	130,307,552	116,014,623

(c)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the Company’s stock options is as follows:

	Three Months ended August 31, 2008		Year ended May 31, 2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Balance, beginning of
period	6,717,683	$0.87	4,235,528	$1.52
Granted	–	–	4,435,649	0.46
Exercised	–	–	(80,000)	0.75
Cancelled or expired	(739,723)	1.42	(1,873,494)	1.31

Balance, end of period	5,977,960	$0.82	6,717,683	$0.87

Options exercisable,
end of period	1,949,362		2,318,028

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

7.	Capital stock (continued):

	August 31,	May 31,
	2008	2008

Weighted average fair value per unit
of options granted during the period at
market value on grant date	$–	$0.28

Options outstanding at August 31, 2008 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.09 - 1.95	5,727,960	8.48 years	$ 0.75	1,699,362
1.99 - 2.48	250,000	2.09 years	2.44	250,000

	5,977,960	8.21 years	$ 0.82	1,949,362

The compensation expense related to stock options granted under the stock option plan during fiscal 2009 aggregated $10,618 (2008 - $563,272). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Expected option life	6.8 years	6.8 years
Risk-free interest rate	3.99%	3.99%
Dividend yield	–	–
Expected volatility	62.27%	63.19%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period from the date of issuance.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

7.	Capital stock (continued):

(d)	Warrants:

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)		August 31,
(Expiry date)	granted	per share	2007	(Cancelled)*	2008	(Cancelled)*		2008

104,110 units
(August 19, 2008)	104,110	$1.18	104,110		104,110	(104,110	)*	–

2,602,750 units
(August 19, 2010)	2,602,750	1.18	2,602,750		2,602,750	–		2,602,750

4,000,000 units
(May 9, 2011)	4,000,000	US 2.10	4,000,000		4,000,000	–		4,000,000

3,984,608 units
(December 22, 2011)	3,984,608	US 1.70	3,984,608		3,984,608	–		3,984,608

1,000,000 units
(December 31, 2016)	1,000,000	US 1.26	–		1,000,000	–		1,000,000

4,373,913 units
(October 5, 2012)	4,373,913	US 1.50	–		4,373,913	–		4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 6(a).

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

8.	Commitments and contingencies:

	(a)	Commitments:

As at August 31, 2008 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period
ending May 31:

2009	$324,000
2010	485,000
2011	648,000
2012	809,000
2013	405,000

$2,671,000

The Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT from a third party totaling a minimum of $2,671,000 over the term of the agreement, which expires in fiscal 2013.

In September 2007 the Company entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

8.	Commitments and contingencies (continued):

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds:

(i)

Contracts with clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial- related activities. As at August 31, 2008, the Company has no outstanding commitments related to clinical research agreements with CROs.

(ii)

As at August 31, 2008, the Company has committed to fund a further $26,231,091 in research and development activities under two development agreements with research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided. As at August 31, 2008, the Company has provided a research advance of $200,000 (2008 - $200,000) to one of these organizations, which is non- interest bearing, unsecured and repayable on demand.

(b)	Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties:

The Company is obligated to pay royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

8.	Commitments and contingencies (continued):

The above royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (note 6).

9.	Related party transactions:

During the three months ended August 31, 2008 and August 31, 2007, the Company paid companies controlled by a director a total of $87,503 and $81,253, respectively for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

10.	Financial instruments:

The Company has classified its financial instruments as follows:

	August 31,	May 31,
	2008	2008

Financial assets:
Cash and cash equivalents (Held-for-trading)	$6,892,682	$11,904,930
Accounts receivable and research advances
(Loans and receivables)	1,396,188	1,084,343
Restricted cash (Held-for-trading)	12,744,000	11,916,000

	$21,032,870	$24,905,273

Financial liabilities:
Accounts payable and accrued liabilities
(Other financial liabilities)	$4,033,555	$7,174,474
Long-term debt (Other financial liabilities)	36,765,274	34,186,919
	$40,798,829	$41,361,393

The company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable and research advances, restricted cash and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts as at August 31, 2008.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

10.	Financial Instruments (continued):

The Company’s financial instruments are exposed to certain financial risk, including credit risk, liquidity and market risk.

	(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and cash equivalents, restricted cash and accounts receivable. The carrying amount of the financial assets represent the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The company is subject to a concentration to credit risk related to its accounts receivable as they primarily are amounts owing from three customers. At August 31, 2008, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

	(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to insure, as far as possible, that it will have sufficient liquidity to meet its liability when due and to fund further operations. See note 1 for future discussions.

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see note 6.

	(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates will affect the Company’s earnings or the value of the financial instruments held.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

10.	Financial Instruments (continued):

(i)	Currency risk:

Currency exchange rate risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of the change in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and long-term debt. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

	August 31,	May 31,
(Expressed in $U.S.)	2008	2008

Cash and cash equivalents	$4,277,639	$7,454,830
Accounts receivable	684,891	524,432
Restricted cash	12,000,000	12,000,000
Accounts payable and accrued liabilities	(3,127,641)	(4,832,260)
Long term debt	(37,000,000)	(37,000,000)

Net	$(23,165,111)	$(21,852,998)

Based on the above net exposures as at August 31, 2008, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a decrease/increase of approximately $1,100,000 in the Company’s net loss.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuation in interest rates on its cash and cash equivalents, restricted cash and its long-term debt with Merrill Lynch which all have interest rates that fluctuate based on current market rates.

MEDICURE INC.
Interim Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Three months ended August 31, 2008

10.	Financial Instruments (continued):

An increase in 100 basis points in interest rates during the three month period August 31, 2008, with all other variables held constant, would have decreased equity and increased the net loss by approximately $15,000. The Birmingham debt has been excluded due to the nature of the interest payments as described in Note 6.

11.	Management of capital:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (see note 1) and to provide capital to purse the development and commercialization of its products.

In the management of capital, the Company includes cash & cash equivalents, restricted cash, long-term debt, capital stock, warrants, contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting of stock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2008.

As described in Note 6(b) the Company is required to maintain US$12 million in a cash collateral account to be held by Merrill, for the benefit of Merrill and the lenders.

12.	Segmented information:

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the three month ended August 31, 2008, 100 percent of product revenues were generated from sales of AGGRASTAT in the United States.

Property and equipment and intangible assets are located in the following countries:

	August 31,	May 31,
	2008	2008

Canada	$202,791	$205,904
Barbados	8,045,988	8,184,642
United States	88,292	95,951